FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 30, 2007

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated November 1, 2007.

2.

Unaudited financial statements for the Nine Months Ending September 30, 2007

3.

Management Discussion & Analysis for the Nine Months Ending September 30, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: November 30, 2007	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC.	Trading Symbol TSX:V GTC
November 1, 2007

NEWS RELEASE

GETTY REJECTS REPORT ON BUSINESS ARTICLE AS FALSE AND MISLEADING

Bruce Livesey’s unflattering article in the G&M’s November Report on Business contains numerous inaccuracies and omissions. These will be detailed by Getty   in the next few days. A few of the half-truths in the article are noted here for the sake of immediately correcting the record on some important points.  Mr. Livesey states that John Lepinski, Getty’s managing director, has refused all interview requests. This is true, as there are ongoing lawsuits.  What Mr. Livesey does not disclose to his readers is that an extensive list of written questions was answered for him in detail.  Virtually  none of those written answers made it to print.

As an example of his half-true approach to investigative journalism,  Mr Livesey tells how a director who joined the board in June, 2003 later became “alarmed” about the 2002 agreement whereby Getty acquired the Getty South deposit from Mr Lepinski’s company.  What Mr. Livesey does not tell his readers is that the so-called alarming agreement was put on the SEDAR.com public securities filings website as part of a March 4, 2003 filing, some three months before the transaction completed and  4 months before that director joined the Board. Mr. Livesey knew or should have known (but didn’t say) that the new director’s close associates were both at the shareholders meeting where the agreement was tabled and approved.

Much ado is made by Mr. Livesey about a 2004 negative opinion of a law firm hired by the newly dissident directors about the Getty South agreement and related matters. This early stage opinion was premised on factual errors.  Moreover, Mr. Livesey was advised, but did not disclose, that another independent lawyer (hired by an underwriter in a $2 million financing in 2003) had reviewed the “alarming” Getty South agreement and raised no concerns about it. In the same fashion, Mr Livesey accepts without question the opinion of the first mining valuator hired by Getty who later flip-flopped on his original opinion.  Mr. Livesey simply ignored the fact, of which he was aware, that a much larger and more prominent engineering firm provided a report disagreeing with the first valuator. He also conveniently fails to note that the stock exchange regulators who were in fact very closely following this dispute, did not accept for filing the flip-flop opinion from the valuator.

For Mr. Livesey to allow references to the Getty South property dispute to be likened to a “baby-BreX” is outrageously reckless and misleading and he knows it.  The Getty South acquisition was booked in Getty’s financial statements at a modest $1.08 million.

All historical drilling data related to the project had been fully publicly disclosed. About $5 million had been spent on drilling, trenching and underground workings on the property by previous operators. The only legitimate debate has been about the reliability of the many and varying opinions over twenty years about what the ultimate size and grade of Getty South will prove to be. The latest NI 43-101 Getty South Report, filed on SEDAR on July 19, 2007, shows an independently estimated inferred resource of  28,160,000 tonnes grading 0.47% copper which, if substantiated, could represent as much as 145 million pounds of in-situ copper  in Getty’s 50% share.

Mr. Lepinski commented: “Getty continues to advance activities on its Highland Valley properties.  As announced on August 24, 2007, following the recent finalization of both the Getty North and Getty South NI 43-101 resource reports completed by Vector Engineering Inc. under the direction of Mr. Craig L. Parkinson, P.G., an independent Qualified Person, Getty has engaged West Coast Environmental and Engineering to  commence a pre-feasibility engineering study focused on potential cathode copper production.  This work is well under way.”

He continued: “This project work is far more important to Getty and its shareholders than Mr. Livesey’s attempt to breathe new life into an old story.  One is left to wonder why he thought the effort worthwhile.”

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all.  The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com .

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also refers to reports that use  the terms , 'indicated resources' and 'inferred resources'. Getty Copper Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

___________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:
Dr. Corby G. Anderson
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231      Fax:  604-931-2814

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2007

(UNAUDITED)

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the period ended September 30, 2007

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.
BALANCE SHEET
(UNAUDITED)
(stated in Canadian dollars)

ASSETS	Sept. 30, 2007	Dec. 31, 2006
Current
Cash and cash equivalents	$317,047	$498,055
Accounts receivable	12,830	14,812
Prepaid expenses	51,901	28,771
	381,778	541,638
Mineral rights (note 4)	3,926,216	3,876,155
Property, building and equipment (note 5)	149,441	154,890
	$4,457,435	$4,572,683
LIABILITIES
Current
Accounts payable and accrued liabilities	$749,850	$778,335
Current portion of mortgage payable	2,420	92,921
	752,270	871,256
Mortgage payable (note 6)	88,800	-
	841,070	871,256

SHAREHOLDERS’ EQUITY
Share capital (note 8)	19,928,223	18,014,384
Contributed surplus	897,103	860,726
Deficit	(17,208,961)	(15,173,683)
Commitments and Contingencies (note 9)
	3,616,365	3,701,427
	$4,457,435	$4,572,683

Approved by the Directors

“Donald R. Willoughby” ,

“Corby Anderson” ,

See accompanying notes to financial statements.

GETTY COPPER INC.
STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
Revenue	Sept. 30,2007	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2006
Rent	$ –	$ 2,264	$ 1,698	$ 2,259

Expenses
Amortization	468	1,344	519	1,557
Bank charges & interest	4	94	21	146
Filing fees	3,922	10,381	2,654	13,487
Interest - long term	1,692	5,106	1,732	335,226
Insurance	630	1,890	630	1,578
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	16,781	18,917	1,119	6,310
Office & miscellaneous	6,917	19,914	2,630	13,147
Professional fees	76,191	967,722	193,161	675,713
Property tax	–	5,441	–	4,734
Rent	2,950	5,950	1,500	4,500
Stock Option Compensation	36,377	36,377	–	–
Telephone	2,525	6,289	2,079	4,936
Transfer fees	3,337	7,449	1,251	4,536
Travel	5,972	15,051	930	18,903
Wages & benefits	9,354	26,022	8,444	25,309

Interest	(2,528)	(9,224)	(4,518)	(7,390)
	172,092	1,141,223	219,652	795,192

Loss before other item	$172,092	$1,138,959	$(217,954)	$(792,933)

Legal fees and disbursements	–	896,319	-	-

Net loss	(172,092)	(2,035,278)	(217,954)	(792,933)

Deficit, beginning	(15,173,683)	(15,173,683)	(14,036,773)	(14,036,773)

Deficit, ending	(15,345,775)	(17,208,961)	(14,254,727)	(14,829,706)
Loss per share	$(0.003)	$(0.03)	$(0.004)	$(0.016)

Number of common shares outstanding	67,638,907	67,638,907	49,078,657	49,078,657

See accompanying notes to Financial Statements.

GETTY COPPER INC.
STATEMENT OF CASH FLOW
(UNAUDITED)
(stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept. 30, 2007	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2006
Cash flows used in operating activities
Net loss for the period	$(172,092)	$(2,035,278)	$(217,954)	$(792,933)
Add: Items not involving cash
Amortization – administration	468	1,344	519	1,557
Share for debt legal settlement	–	493,750	–	–
Stock option compensation	36,377	36,377	–	–

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	12,889	1,982	19,555	10,433
Decrease (increase) in prepaid expenses	(19,995)	(23,130)	1,505	(1,256)
Increase (decrease) in accounts payable	(258,967)	(28,485)	(200,256)	137,458

	(401,320)	(1,553,440)	(396,631)	(644,741)

Cash flows from financing activities
Mortgage principal repayments	(577)	(1,701)	(537)	(1,581)
Share issue costs	–	(20,824)	(16,000)	(19,210)
Private placements, net of issue costs	–	1,300,000	1,100,001	1,600,001
Warrants Exercised	–	22,163	–	–
Stock Incentive Options Exercised	31,250	118,750	–	–

	30,673	1,418,388	1,083,464)	1,579,210

Cash flows used in investing activities
Capital Assets	(588)	(588)	–	–
Exploration costs	30,860	(45,368)	(48,348)	(394,895)
	30,272	(45,956)	(45,348)	(394,895)

Increase (decrease) in cash	(340,375)	(181,008)	638,485	539,574

Cash and cash equivalents
Beginning of period	657,422	498,055	57,163	156,074

Cash and cash equivalents
End of period	$317,047	$317,047	$695,648	$695,648

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$5,106	$5,226
Interest received	$9,224	$7,390

See accompanying notes to financial statements.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. is a public company incorporated under the Canada Business Corporations Act in September 1987. Subsequent to incorporation, the company has gone through a number of name changes until in March 2003, when the name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.	Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

	a)	Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

	b)	Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned. If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount. The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

	c)	Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

3.	Significant accounting policies -continued

	d)	Property, building and equipment

Property, building and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)	Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

f)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)	Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

3.	Significant accounting policies - continued

of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, and accrued liabilities and mortgage payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

4.	Mineral claims

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Property, building and equipment amortization included in exploration costs during the nine months ending September 30, 2007 amounted to $4,693 (2006 - $5,048).

As at September 30, 2007, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$506,806	$66,109	$13,971	$623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	165,327	8,618	-	173,945
Geology	791,243	37,303	1,784,877	303,066	157,304	3,073,793
Metallurgy	525	-	972,074	11,412	-	984,011
Other	746,839	17,142	897,919	140,348	133,035	1,935,283
Total exploration &
development costs	$1,761,799	$57,495	$8,563,110	$986,916	$391,269	$11,760,589
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,795,009	$169,341	$8,915,507	$2,056,050	$505,152	$13,441,059
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,926,216

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

4.	Mineral claims - continued

As at December 31, 2006, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$506,806	$66,109	$13,971	$623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	-	-	161,709	5,000	-	166,709
Geology	791,243	37,303	1,748,334	252,514	157,304	2,986,698
Metallurgy	525	-	1,047,577	11,412	-	1,059,514
Other	738,990	17,088	889,270	127,732	130,970	1,904,050
Total exploration &
development costs	$1,753,950	$57,441	$8,589,803	$920,130	$389,204	$11,710,528
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,787,160	$169,287	$8,942,200	$1,989,264	$503,087	$13,390,998
Less: Provision for impairment of deferred costs						(9,514,843)
						$3,876,155

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the then Company’s president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the then Company’s president, has initiated a thorough review of the historical geological data for the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 9.

The Company is pursuing approaches to further develop its mineral rights. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights. However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910. The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

5.	Property, building and equipment

	September 30, 2007
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$29,318	$28,721	$597
Computer equipment	97,352	95,483	1,869
Computer software	74,359	74,359	-
Office equipment	54,407	47,085	7,322
Portable buildings	12,112	11,954	158
Building	178,124	60,951	117,173
Land	22,322	-	22,322
	$467,994	$318,553	$149,441

	December 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$29,318	$28,547	$771
Computer equipment	97,352	94,530	2,822
Computer software	74,359	74,359	-
Office equipment	53,819	45,845	7,974
Portable buildings	12,112	11,908	204
Building	178,124	57,327	120,797
Land	22,322	-	22,322
	$467,406	$312,516	$154,890

6.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

Sept 2007
2007	$ 2,420
2008	2,604
2009	2,803
2010	3.,018
2011	3,248
2012	77,127

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

7.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	Sept. 30, 2007	Sept. 30, 2006
Tax value of mineral rights in excess of book value	$852,000	$1,792,000
Tax value of capital assets in excess of book value	111,000	118,000
Net operating loss carryforwards	1,729,000	1,023,000

	2,692,000	2,933,000
Valuation allowance	(2,692,000)	(2,933,000)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Sept. 30, 2007	Sept. 30, 2006

Statutory rate	37%	37%
Tax rate change	(3)	(2)
Unrecognized benefit of current year's losses	(34)	(35)
Effective rate of tax recovery	-	-

At September 30, 2007, the Company has approximately $5,066,000 of loss carryforwards which may be available to reduce taxable income in future years. These losses expire as follows:

2007	$49,000
2008	188,000
2009	228,000
2010	289,000
2011	562,000
2012	621,000
2013	1,132,000
2014	1,997,000
$5,066,000

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

8.	Share capital.

	a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance at December 31, 2005	34,078,657	$16,433,593

	Shares issued for cash	15,000,000	1,600,001
	Share issue costs	-	(19,210)
	Balance, December 31, 2006	49,078,657	$18,014,384
	Shares issued for cash	13,000,000	1,300,000
	Shares for debt	4,937,500	493,750
	Warrants Exercised	147,750	22,163
	Stock Incentive Options Exercised	475,000	118,750
	Shares issue costs	-	(20,824)
	Balance, June 30, 2007	67,638,907	$19,928,223

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000. Each unit, at a price of $0.10, is comprised of one common share and one half-share purchase warrant, each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement. All securities issued will be subject to a four-month hold period, expiring September 7, 2007.

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one half- share purchase warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date – extended to July 7, 2008 from January 7, 2007) at a price of $0.15. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital. No value has been attributed to the warrants as their exercise price was above market. As of September 30, 2007, 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000. Each unit is comprised of one common share of the Company and a one half-share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2008, (warrants were extended from January 16, 2007 to January 16, 2008). The fair value of the warrants were not materially impacted by the extension of time to exercise the warrants. As of September 30, 2007 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

8.	Share capital - continued

On May 12, 2005, the Company completed a private placement of 1,335,000 units. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007. These warrants expired and were not exercised.

		Number of			Number of
Expiry Date	Exercise	Warrants	Issued	Expired	Warrants
	Price	Dec. 31, 2006			March 31, 2007
May 12, 2007	0.25	1,135,000		1,135,000	-
January 16, 2008	0.15	2,500,000	125,000		2,375,000
July 7, 2008	0.15	5,000,000	22,750		4,977,250
May 7, 2008	0.15	6,500,000			6,500,000
		15,135,000	147,750	1,135,000	13,852,250

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Cancelled	Options
	Price	Dec 31, 2006				Sept. 30, 2007
April 14, 2008	0.25	3,150,000	1,700,000	475,000		4,375,000

exercise price		0.25				0.25

As of September 30, 2007, 4,375,000 stock incentive options remain issued after 475,000 were exercised at $0.25 per share. On June 25, 2007 at the Annual General Meeting, the shareholder approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options. 1,700,000 options were granted at $0.25 thus 1,850,000 common shares remain reserved for issuance under the Company’s amended share option plan.

On August 9, 2007, the Company announced that 1,500,000 incentive stock options were granted to a director and an investor relations manager. These options vest over the three years ended December 31, 2009. Based upon Black-Scholes option valuation model, a risk free market rate of 4.15% and a volatility of 98%, the estimated compensation cost related to the options granted is approximately $367,441 of which $36,377 was recognized during this period. The options issued are exercisable at a price of $0.25 per share until July 20, 2008 for 500,000 options and December 31, 2009 for 1,000,000 options.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

9.	Commitments and contingencies

On August 17, 2007, the Company entered into a contract with Westcoast Environmental and Engineering for a pre-feasibility study on the Getty North and South deposits. The contract price is $100,000.

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
(stated in Canadian dollars)

9.	Commitments and contingencies continued

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein. The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company has instructed counsel to vigorously defend the action.

The Company considers the outcomes of all of these claims, both on its behalf and against it, to be presently indeterminable and the financial statements reflect no specific provisions in respect to any of them.

10.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2007	Sept. 30, 2006

Accounts payable	$52,552	$15,000

Exploration and Development Costs Incurred	5,362	–

Expenses:
Management fees	$22,500	$22,500
Professional fees	$171,189	$140,738
Rent	$4,500	$4,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issue 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt of $493,750. The subject debt, with a private holding company controlled by a director of the Company, arose when the Company agreed to acquire marketable securities from the holding company to be applied as consideration for a negotiated settlement in the litigation involving a former director.

11.	Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian generally accepted accounting principles (GAAP) and those principles that would be applied if the statements were prepared in accordance with GAAP in the United States. See December 31, 2006 financial statements.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

The following discussion and analysis of the results of operations and financial position of the Company for the nine months ending September 30, 2007 should be read in conjunction with the September 30, 2007 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is November  15, 2007.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis (“MD&A”) may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2, in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operation of Highland Valley Copper.

The Company primarily has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have mineral resource estimates that were received by the Company in August and July of 2007 respectively. These 2007 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.20% copper.

The Getty North technical report discloses indicated and inferred resources of oxide and sulphide zones at cut off grades of 0.20% and 0.30% copper. At a cut off grade of 0.20% copper the Indicated Resource calculated was 32.106 million tonnes of 0.454% copper and an Inferred Resource of 8.250 million tonnes at 0.355% copper. At a cut off grade of 0.30% copper, the Indicated Resource calculated was 30.730 million tonnes at 0.462% copper and the Inferred Resource calculated was 3.983 million tonnes at 0.452% copper.

In August and June 2007 respectively, the Company received National Instrument 43-101 compliant technical reports containing resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications.

On August 24 2007, the Company announced that it had commissioned West Coast Environmental and Engineering, of Nevada City, California, to immediately commence a pre-feasibility engineering study focused on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources. The new engineering study is intended to update the past work referred to above and includes possible development of both the oxide and sulphide resources.  The oxide resource is proposed to be developed in the same manner as originally proposed by Bateman (1998) with heap/dump leaching followed by solvent extraction and electro-winning. The sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with both the Getty North and Getty South oxide resources. The sulphide copper is proposed to be treated using conventional milling and flotation as is done worldwide to produce copper concentrates.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Any copper concentrate that might be produced is proposed to be pressure leached on site with industrially proven, low pressure and temperature pressure oxidation autoclaving followed by solvent extraction and electro-winning to produce high quality cathode copper metal.  Pressure oxidation of copper concentrates is a rapidly emerging industrially applied and environmentally sound global industrial technology. The proposed pressure oxidation facility at the Getty property would be based on this proven industrial technology. It would potentially offer the advantages of a large-scale application of the technical and financial advantages of low pressure and low temperatures assuming that the planned study is positive.  However, at this time there can be no assurance that the proposed pre-feasibility study will indicate that the quality of the present resources will be upgraded to the status of reserves or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching.  Limited testing of sulphide samples was also conducted, but the overall focus was on oxide mineralization.  Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization averaged  0.84% copper (0.55% oxide copper, 65% of the total copper).  Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours.  The higher pH value is more suitable for SX/EW recovery.  Net acid consumptions were 9.6 and 6.7 kg/t respectively.  The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield.  A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%.  Cathodes analyzed at 99.97% copper with the impurities being sulphur, silver, lead, and iron.  It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution).  A 24-hour test was not successful in improving flow through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum.  Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum. Subsequently, Innovat has advised the Company that design changes it has developed should effectively meet the target throughput rates.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Achievements of the Phases 1 and 2 programs are summarized as follows:

•

Bench scale testing results can be achieved in a pilot plant operation

•

Continuous flow through of mineralization while leaching in a vat is validated

•

Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.

•

Acid consumption is relatively low, in the 7 – 17 kg/t range

•

Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight

•

Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material

•

Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology. The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching (“CVL”) technology. The negotiations will not be concluded until the Company is satisfied with the viability of the discharge system. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity’s board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

The price of copper remained relatively steady in 2007 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2008 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company became involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South.  Legal expenses resulted in higher general and administrative expenses during 2006 .  The 2007 fiscal period also faces significant legal expenses due to the outstanding litigation. One lawsuit, considered the most complex of the three, was resolved in the second quarter of 2007 and is reflected in the increased legal costs of the period.

Notwithstanding the distractions of the referred to litigation, the Company believes that the receipt of the two NI 43-101 compliant technical reports and the commissioning of the pre-feasibility engineering study has significantly moved the Company forward toward its stated corporate mission of placing the Getty North and South Deposits into production.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

Between January 1, 2006, and September 30, 2007 the Company has raised $2,900,001 by way of private placement financing.  The Company completed a private placement on May 7, 2007 for 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10 was comprised of one common share of the Company and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement.

On May 1, 2007, the Company issued 4,937,500 shares of the Company to a private holding company controlled by director and control person, John Lepinski, at $0.10 per share in settlement of an outstanding debt of $493,750. This debt arose by the Company acquiring marketable securities from debt holder, which securities were utilized in resolution of a lawsuit involving the claim of former directors for indemnification and related matters.

During the nine months ending September 30, 2007, 147,750 whole warrants were exercised, raising proceeds of $22,163 for the issuance of 147,750 shares.

During the nine months ending September 30, 2007, 475,000 Incentive Stock Options were exercised, raising proceeds of $118,750 for the issuance of 475,000 shares.

The Company’s working capital decreased to ($370,492) for the nine months ending September 30, 2007 from ($329,618) at December 31, 2006, the decrease of $40,874 is a result of a combination of funds paid out for expenses and alleviated through the issuance of stock, through private placement, exercising of warrants and Incentive Stock Options, during the nine months ending September 30, 2007.

The Company’s total assets decreased during the nine months ending September 30, 2007 to $4,457,435 a decrease of $115,248 from December 31, 2006 due to expenditures.  The Company’s liabilities decreased by $30,186.   Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the nine months ending September 30, 2007 increased by $1,242,345 over the loss reported at September 30, 2006.   General and administrative expenditures for the nine months ending September 30, 2007 increased to $1,141,223 compared to $795,192 at September 30, 2006.  The comparative increase of $346,031 in administrative expenses between the nine months ending September 30, 2007 and 2006 can be attributed to an increase in professional fees and $15,000 paid to an investor relations manager.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $36,377 in stock option compensation.  See note 8 of the financial statements.  As reported under “Other Item” on the Statement of Operations and Deficit, The Company disbursed $896,319 related to legal fees and costs, to settle indemnification claims of two former directors and the valuator of the 2002 Valuation Report on the Getty South.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Professional fees for the nine months ending September 30, 2007 $967,722 (2006 - $675,713) which include $951,037 (2006 - $665,591) for legal and court fees, $16,684 (2006 - $9,322) in accounting fees and $Nil (2006- $800) consulting fees.

Selected Quarterly Information for the nine months ending:

September 30, 2007

September 30, 2006

Loss for the quarter

($172,092)

($217,954)

Loss for the nine months

($2,035,278)

 ($792,933)

Loss per share:

($0.03)

($0.016)

Assets

$4,457,435

$4,811,087

Summary of Quarterly Results

	Sept. 30 2007	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005
Revenue	$ 2,264	$ 2,264	$ 1,698	$ 3,957	$ 2,259	$ 561	$ Nil	$ 748
Loss before Other items	$1,138,959	969,131	351,412	1,136,910	792,933	$574,979	$171,919	$285,806
Net loss	$2,035,278	1,863,186	351,412	1,136,910	792,933	$574,979	$171,919	$285,806
Loss per share	$ 0.03	$0.028	$0.007	$0.03	$0.016	$ 0.014	$0.0044	$0.0084
Loss per share diluted	$0.027	$0.022	$0.0058	$0.017	$0.121	$ 0.011	$0.0034	$0.0067

Total Commitments

less than a year

1-3 years

Rent

$    6,000

$    6,000

Management Fees

$  30,000

$  30,000

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of September 30, 2007, 4,375,000 stock incentive options remain issued after 1,700,000 options were granted and 475,000 were exercised at $0.25 per share.  On June 25, 2007 at the Annual General Meeting, the shareholder approved an amendment to the Incentive Stock Option Plan to allow the issuance to a maximum 6,700,000 stock incentive options.  1,850,000 common shares remain reserved for issuance under the Company’s amended share option plan.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Financing Activities

On January 16, 2006 the Company completed a private placement of 5,000,000 units for gross proceeds of $500,000. Each unit, sold at a price of $0.10, consisted of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company. No finder’s fees or commissions were paid. Proceeds from the private placement were used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  These warrants were extended to January 16, 2008 at a price of $0.15. As of the July 31, 2007 125,000 warrants were exercised, leaving a balance of 2,375,000 whole warrants outstanding.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000.  Each unit was comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date was extended to July 7, 2008 from January 7, 2007) at a price of $0.15.  No finder’s fees or commissions were paid.  Proceeds from the private placement were used to fund the Company’s exploration and development programs, to pay ongoing expenses and for general working capital.  As of July 31, 2007 22,750 warrants were exercised, leaving a balance of 4,977,250 whole warrants.

On May 1, 2007, the TSX Venture Exchange accepted for filing the company’s proposal to issued 4,937,500 shares at a deemed value of 10 cents per share to settle outstanding debt for $493,750.

On May 7, 2007 the TSX Venture Exchange accepted the Company’s non-broker private placement of 13,000,000 units for gross proceeds of $1,300,000.  Each unit, at a price of $0.10, was comprised of one common share and one half-share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.15 per share for a period of 12 months from closing of the private placement. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses general working capital and for legal expenses related to litigation.  All securities issued will be subject to a four-month hold period from the date of closing.

During the nine months ending September 30, 2007, 475,000 stock incentive options were exercised at $0.25 per share, generating proceeds of $118.750.

The number of outstanding shares after the above transactions is 67,638,907.

As of September 30, 2007, if all the share purchase warrants and issued incentive stock options were exercised the number of shares outstanding would be 85,866,157.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the nine months ending September 30, 2007 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

During the nine months ending September  30, 2007, the Company retained Paul Frigstad as manager of its investor relations program and appointed Corby Anderson PhD., CEng FIChemE, as President, and Robert H. Peterson as director to replace Jean Jacques Treyvaud.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the actual outcome of the litigation is presently undeterminable. The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the nine months ending September 30, 2007, a professional accounting firm to which a director is associated billed the Company $10,771 (2006- $9,238) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $55,418 (2006– $10,700) for the director’s legal fees, time and disbursements for representing the Company in examinations of discovery and other matters related to law suits.    John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $105,000 (2006- $120,000) for legal fees, as general counsel.   For the nine months ending September 30, 2007, the Company paid $4,500 office rent and $22,500 management fees to companies controlled by the Managing Director.  The Company paid $5,362 to a Company held by a director for technical services.

During the year ending December 31, 2006, two directors of the Company purchased 3,704,545 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $395,000.

Outstanding share data

As of  November 21, 2007, there were 67,638,907 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met and effective November 8, 2002, the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company. This lawsuit was settled in the second quarter of 2007.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein.  The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.  The Company has instructed counsel to vigorously defend the action.

On July 19 2007, the Company announced the results of a NI 43-101 compliant technical report on the Getty South Deposit.

On July 24 2007 the Company announced the appointment of Corby Anderson as President and Chief Operating Officer of the Company and Paul Frigstad as manager of investor relations.

On August 22, 2007 the Company announced the appointment of Robert H. Peterson to the board of directors replacing Jean Jacques Treyvaud.

On August 23, 2007 the Company announced the results of a NI 43-101 compliant technical report of the Getty North Deposit.

On August 24, 2007 the Company announced it has commissioned a pre-feasibility engineering study from West Coast Environmental and Engineering on potential cathode copper production from the Getty North and Getty South oxide and sulphide copper resources.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

September 30, 2007

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a reserve.

Notwithstanding the distraction of the referred to litigation, the Company’s main focus is to concentrate on the Getty North and Getty South deposits, both of which are the subject of NI 43-101 compliant technical reports. The future proposed development of these two deposits will depend on the results of the recently commissioned pre-feasibility engineering study, the completion of which is expected before the end of 2007. Dependent upon the results of the pre-feasibility study, the Company expects to attempt to secure future equity and possibly debt financing to continue its corporate mission of moving its corporate resource assets into production.

Form 52-109F2 Certification of Interim Filings

I  Corby Anderson, Getty Copper Inc., President, Chief Executive Officer, Director, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Getty Copper Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007.

“Corby Anderson”

_______________________

Corby Anderson

President, CEO

Form 52-109F2 Certification of Interim Filings

I Donald Willoughby, Getty Copper Inc., Chief Financial Officer, Director, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Getty Copper Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007.

“Donald Willoughby”

_______________________

Donald Willoughby

Chief Financial Officer